SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Original Filing)*

ACACIA RESEARCH CORP

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

003881307

(CUSIP Number)

February 4, 2021

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page. Beneficial ownership information contained herein is given as of the date listed above.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons. Parian Global Master Fund LP I.R.S. Identification Nos. of above persons (entities only)
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization. Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0 shares
	6	Shared Voting Power 3,637,476 shares Refer to Item 4 below.
	7	Sole Dispositive Power 0 shares
	8	Shared Dispositive Power 3,637,476 shares Refer to Item 4 below.

9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,637,476 shares Refer to Item 4 below.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ Not applicable.
11	Percent of Class Represented by Amount in Row (9) 7.2% Refer to Item 4 below.
12	Type of Reporting Person (See Instructions) PN

1	Names of Reporting Persons. Parian GP LLC I.R.S. Identification Nos. of above persons (entities only)
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization. Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0 shares
	6	Shared Voting Power 4,735,825 shares Refer to Item 4 below.
	7	Sole Dispositive Power 0 shares
	8	Shared Dispositive Power 4,735,825 shares Refer to Item 4 below.

9	Aggregate Amount Beneficially Owned by Each Reporting Person 4,735,825 shares Refer to Item 4 below.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ Not applicable.
11	Percent of Class Represented by Amount in Row (9) 9.4% Refer to Item 4 below.
12	Type of Reporting Person (See Instructions) OO

1	Names of Reporting Persons. Parian Global Management LP I.R.S. Identification Nos. of above persons (entities only)
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization. Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0 shares
	6	Shared Voting Power 4,735,825 shares Refer to Item 4 below.
	7	Sole Dispositive Power 0 shares
	8	Shared Dispositive Power 4,735,825 shares Refer to Item 4 below.

9	Aggregate Amount Beneficially Owned by Each Reporting Person 4,735,825 shares Refer to Item 4 below.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ Not applicable.
11	Percent of Class Represented by Amount in Row (9) 9.4% Refer to Item 4 below.
12	Type of Reporting Person (See Instructions) IA

1	Names of Reporting Persons. CCZG LLC I.R.S. Identification Nos. of above persons (entities only)
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization. Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0 shares
	6	Shared Voting Power 4,735,825 shares Refer to Item 4 below.
	7	Sole Dispositive Power 0 shares
	8	Shared Dispositive Power 4,735,825 shares Refer to Item 4 below.

9	Aggregate Amount Beneficially Owned by Each Reporting Person 4,735,825 shares Refer to Item 4 below.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ Not applicable.
11	Percent of Class Represented by Amount in Row (9) 9.4% Refer to Item 4 below.
12	Type of Reporting Person (See Instructions) OO

1	Names of Reporting Persons. Zachary C. Miller I.R.S. Identification Nos. of above persons (entities only)
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization. United States

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0 shares
	6	Shared Voting Power 4,735,825 shares Refer to Item 4 below.
	7	Sole Dispositive Power 0 shares
	8	Shared Dispositive Power 4,735,825 shares Refer to Item 4 below.

9	Aggregate Amount Beneficially Owned by Each Reporting Person 4,735,825 shares Refer to Item 4 below.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ Not applicable.
11	Percent of Class Represented by Amount in Row (9) 9.4% Refer to Item 4 below.
12	Type of Reporting Person (See Instructions) IN

Item 1.

(a)	Name of Issuer

Acacia Research Corp

(b)	Address of Issuer’s Principal Executive Offices

4 Park Plaza Suite 550 Irvine, California 92614

Item 2.

(a)

Name of Person Filing

This joint statement on Schedule 13G is being filed by Parian Global Master Fund LP (the “Fund”), Parian GP LLC (the “Fund General Partner”), Parian Global Management LP (the “Investment Manager”), CCZG LLC (the “General Partner”), and Zachary C. Miller, who are collectively referred to as the “Reporting Persons.” Zachary C. Miller is the managing member of the General Partner. The General Partner is the general partner of the Investment Manager. The Investment Manager is the investment manager of the Fund. The Fund General Partner is the general partner of the Fund. The Reporting Persons have entered into a Joint Filing Agreement, dated as of the date hereof, a copy of which is filed with this Schedule 13G as Exhibit 99.1 (which is incorporated herein by reference), pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k) under the Act.

(b)

Address of Principal Business Office or, if none, Residence

The principal business office of the Reporting Persons with respect to the shares reported hereunder is:

c/o Parian Global Management LP

One Grand Central Place

60 E. 42nd St., Suite 850

New York, NY 10165

(c)	Citizenship

Parian Global Master Fund LP – Cayman Islands Parian GP LLC—Delaware Parian Global Management LP – Delaware CCZG LLC – Delaware Zachary C. Miller – United States

(d)	Title of Class of Securities

Common Stock, par value $0.001

(e)	CUSIP Number 003881307

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	[ ]	Insurance Company as defined in Section 3(a)(19) of the Act

(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	[ ]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	[ ]	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);

(k)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership**

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount Beneficially Owned **

Parian Global Master Fund LP – 3,637,476 shares Parian GP LLC – 4,735,825 shares Parian Global Management LP – 4,735,825 shares CCZG LLC – 4,735,825 shares Zachary C. Miller – 4,735,825 shares

(b)	Percent of Class**

Parian Global Master Fund LP – 7.2% Parian GP LLC – 9.4% Parian Global Management LP – 9.4% CCZG LLC – 9.4% Zachary C. Miller – 9.4%

(c)	Number of shares as to which such person has:**

	(i)	sole power to vote or to direct the vote

Parian Global Master Fund LP – 0 shares Parian GP LLC – 0 shares Parian Global Management LP – 0 shares CCZG LLC – 0 shares Zachary C. Miller – 0 shares

	(ii)	shared power to vote or to direct the vote

Parian Global Master Fund LP – 3,637,476 shares Parian GP LLC – 4,735,825 shares Parian Global Management LP – 4,735,825 shares CCZG LLC – 4,735,825 shares Zachary C. Miller – 4,735,825 shares

	(iii)	Sole power to dispose or to direct the disposition of

Parian Global Master Fund LP – 0 shares Parian GP LLC – 0 shares Parian Global Management LP – 0 shares CCZG LLC – 0 shares Zachary C. Miller – 0 shares

	(iv)	shared power to dispose or to direct the disposition of

Parian Global Master Fund LP – 3,637,476 shares

Parian GP LLC – 4,735,825 shares

Parian Global Management LP – 4,735,825 shares

CCZG LLC – 4,735,825 shares

Zachary C. Miller – 4,735,825 shares

**

Shares reported herein for the Fund General Partner, the Investment Manager, the General Partner and Zachary C. Miller represent Common Stock beneficially owned and held of record by the Fund and another private fund, each of for which the Fund General Partner serves as the general partner and the Investment Manager serves as the investment manager. The General Partner is the general partner of the Investment Manager. Zachary C. Miller is the managing member of the General Partner. The percentages reported herein are calculated based upon the statement in the Issuer’s Report on Form 10-Q for the quarterly period ended September 30, 2020, as filed with the Securities and Exchange Commission on November 09, 2020, that there were 49,279,453 shares of Common Stock of the Issuer outstanding as of November 2, 2020.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 17, 2021

Parian Global Master Fund LP
By: Parian Global Management LP, its investment manager

By: CCZG LLC, the general partner of the investment manager

By:	/s/Zachary C. Miller
Zachary C. Miller, Managing Member

Parian GP LLC

By:	:/s/Zachary C. Miller
Zachary C. Miller, Managing Member

Parian Global Management LP

By: CCZG LLC, its general partner

By:	/s/Zachary C. Miller
Zachary C. Miller, Managing Member

CCZG LLC

By:	/s/Zachary C. Miller
Zachary C. Miller, Managing Member

Zachry C. Miller

By:	/s/Zachary C. Miller
Zachary C. Miller